ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 18, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

SEC
Mail Processing
Section

JUN 26 2008

Washington, DC
101

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

08003519

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
18 June 2008 (ASX: Announcement & Media Release – Stokes Bay-1 Testing)

dlw 7/1

PROCESSED
JUL 03 2008
THOMSON REUTERS

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

18 June 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE
Stokes Bay-1 Testing Set to Resume

Summary

- Testing programme at Stokes Bay-1 set to resume during August
- Presence of both porosity and significant permeability in the Nullara reef section is encouraging
- The well also encountered two sands with oil and gas shows in the Lower Anderson Formation
- Testing at Stokes Bay will herald an active September quarter for FAR with testing at Stokes Bay-1, two wells at NE Waller, Texas and one well at Lake Long in Louisiana

Stokes Bay, EP 104, Canning Basin, WA (FAR 8%)

Testing of Stokes Bay-1

As the wet season ends and the dry season gets underway, FAR looks forward to resumption of the test programme at Stokes Bay-1 likely to commence during August.

The Stokes Bay-1 well which was completed for testing in November 2007 after intersecting a cavernous Nullara Formation limestone reservoir where all drilling fluids were lost into the formation together with high reservoir pressures being recorded. The lost circulation zone is suggestive of a porous and permeable reservoir capable of hosting hydrocarbons. The presence of both porosity and significant permeability in the Nullara reef section is encouraging. Development of vugular porosity in this section is a well recognised play, having previously been the target of exploration in the Basin, and hosts oil production at Blina some 100km to the SE.

Testing of the well was curtailed due to the onset of the Kimberley wet season. Should the well be commercially productive better access facilities would be constructed to allow year round production.

Nullara Formation Potential

At Stokes Bay-1 the Nullara trend of hydrocarbons could extend 4.5 kms to the south east to Point Torment-1 (where Nullara limestones flowed 134,000 cubic feet of gas per day with a trace of oil) and up to 7kms to the north west where the Pinnacle Fault curves to the west. The trend is bounded to the southwest by the Pinnacle Fault where the Nullara limestones dip steeply into the basin and were intersected in Valentine-1 some 650 metres deeper than Stokes Bay-1. For the trap to be effective, the Nullara Trend must also be stratigraphically trapped updip and to the north east by either tight limestones or lagoonal shales.

The Company is looking forward to recommencing testing of the Stokes Bay-1 Nullara Formation where it is 80 metres high to the Nullara gas test at Point Torment-1. There is drilled to date a 40 to 45 metre intersection of the Nullara limestones in Stokes Bay-1.

The areal closure could be up to 17km^2. The testing to date has not provided any formation fluids from the Nullara and the presence of hydrocarbons and the extent of the reservoir parameters will be determined by the planned testing of the well.

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

ONSHORE CANNING BASIN EP 104/R1 AND L98-1

TEST STOKES BAY-1 2008


KIMBERLEY
BLOCK
KING SOUND
DERBY
LLOYD
BOUNDARY
SUNDOWN
BUNA
WEST KORA
WORKOVER
ON STOKES
BAY SUCCESS
EP 104
RETENTION
LEASE R1
PRODUCTION LICENCE L98-1
APPLICATION
TEST STOKES BAY-1

TEST STOKES BAY-1

- PERMIT EP 104, RETENTION LEASE R1 AND APPLICATION FOR PRODUCTION LICENCE
- STOKES BAY-1 WELL HAS POTENTIAL RECOVERABLE RESERVES IN THE NULLARA ESTIMATED BY EMPIRE OIL & GAS NL TO BE 200 BILLION CUBIC FEET OF GAS OR 12 MILLION BARRELS OF OIL. THE ANDERSON FORMATION IS ESTIMATED TO BE 50 BILLION CUBIC FEET OF GAS OR 3 - 5 MILLION BARRELS OF OIL

WEST KORA-1

- WORKOVER AND TEST OF THE WEST KORA-1 OILWELL UPON SUCCESSFUL STOKES BAY-1 WELL

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Background

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment Gas Discovery, the Stokes Bay-1 well and the West Kora oil discovery which is currently shut in.

Stokes Bay-1 well was spudded on 3 October 2007 to evaluate the primary reservoir objectives of the Anderson Formation and Fairfield Group that had very strong gas shows in Valentine that are mapped significantly higher in the mapped closure at the Stokes Bay-1deviated well location. The Stokes Bay-1 location is also significantly along strike (5.5 kilometres) and updip (120 to 150 metres) from the Point Torment-1 Anderson Formation gas discovery made in 1992 where gas was tested at a flow rate of 4.3 million cubic feet of gas per day. This is still the largest onshore gas flow rate recorded for an onshore well in the Canning Basin, Western Australia.

The Stokes Bay-1 well was planned to test the extent and reservoir development of the gas accumulation intersected by Point Torment-1 and was drilled as a deviated well with a total depth of 2589 metres reached on 15 October 2007, the total depth agreed in the Stokes Bay-1 Drilling Programme.

The Stokes Bay-1 well encountered two sands with oil and gas shows in the Lower Anderson Formation. These shows are interpreted to be from 2104-2113 metres and 2147-2158 metres (true vertical depth) and can be correlated with sands from 2242-2250 metres (good gas shows) and 2310-2320 metres in Valentine-1. Being in the order of 140 metres updip from Valentine-1 these sands remain to be tested.

Subsequently the Operator proposed to the EP 104/R1 Joint Venture that the well be deepened from 2589 metres to 2800 metres to evaluate the Upper Devonian aged Nullara carbonates.

The evaluation of well logs has provided significant encouragement for the EP 104/R1 Joint Venture to run 7" casing in the well to enable the test of the Nullara where, while drilling ahead, drilling fluids in the well bore were lost to the Formation. This is called a lost circulation zone indicative of a porous and permeable reservoir. Drilling ahead was not possible. The decision was made to set 7" casing above this zone enabling a cased bottom hole drill stem test to be undertaken of this Nullara Formation. Between 25 October 2007 and 1 November 2007, the 7" casing was run and cemented to a depth of 2585 metres. The well was then deepened by 22 metres from the previous 2755 metres to 2777m in the Nullara Formation. During this operation, the lack of all drilling fluid returns (lost circulation) continued and no drill cuttings were collected at the surface. While trying to control the lost circulation, the well had intermittently flowed into the well bore during flow checks.

Flows into the wellbore have been recorded at rates of up to 4 barrels of fluid per minute or 5,760 barrels of fluid per day demonstrating very good reservoir characteristics. There have been some hydrocarbon indications in the Nullara Formation. While controlling the well and circulating the wellbore, a gas peak of 3,816 units was recorded (with mud gas peaks of up to 10%). This gas was interpreted to be very dry, being 97% methane and coming from the Nullara Formation limestones.

The EP 104/R1 Joint Venture then elected to run production tubing and a surface completion to enable production tests of the Nullara limestones. The two shallow Anderson Formation sandstones with shows can also be tested as a separate operation at a later date.

Following a 3 ½" tubing run, a production test was commenced on 4 November 2007. Initial flow rates of drilling fluids were at a rate of 3,000 to 4,000 barrels per day at a wellhead pressure of 30 psi. Approximately 12,000 barrels of drilling mud and associated fluids were lost to the Nullara Formation during drilling and completion operations. To date some 1,500 barrels of fluid in total have been recovered. At completion of the initial test flow using Century Rig 18, the well was shut in and down hole pressure measurements taken. Interpretation of these pressure measurements together with surface shut in pressures provided encouragement that the well will flow and clean up so that the nature of the reservoir fluid can be determined.

Because of the vugular and cavernous nature of the porosity in the Nullara section and the amount of drilling fluid and lost circulation material lost to the formation, the well may take some time to flow and clean up. Upon rig release on 6 November 2007 and following the initial set up and pressure testing of the Stokes Bay-1 wellhead, the first attempt to flow fluid in the well to surface was not successful and required assistance to commence flow. A swabbing unit was mobilized to wellsite on 15 November 2007. Swabbing commenced on 22 November 2007 recovering 624 barrels of drilling fluid lost to the formation. Total fluids recovered consist of 3644 barrels and represent 29% of the now estimated 12,400 barrels of drilling fluid lost. Heavy rain stopped swabbing operations on 23 November 2007.

Further testing operations are planned to recommence in the third quarter 2008 after the Kimberley wet season. The Joint Venture is currently determining the testing procedure for the Stokes Bay-1 Nullara Formation with the objective of establishing the nature of the reservoir fluid and the source of the pressure within the reservoir.

West Kora (FAR 12%)

The potential for oil in this area is demonstrated by the West Kora Oilfield located within Application for a Production Licence L98-1. West Kora-1 is a completed oil well, which has the potential to be placed back on production to the existing West Kora-1 Tank Farm. West Kora-1 in particular, emphasises the potential for further oil discoveries along the Pinnacle Fault Trend and in the Stokes Bay- 1 well. Successful testing at Stokes Bay-1 will enhance the timing of settling the grant of the Production Licence with the Department of Industry and Resources and together with a workover of the West Kora-1 well, an application and safety case to re-commence production at West Kora-1.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END